SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 8, 2019

List of materials

Documents attached hereto:

i) Press release: Notice Regarding Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

February 8, 2019
Sony Corporation

Notice Regarding Repurchase of Shares of Common Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Corporation (“Sony”) approved, at the meeting of its Board of Directors held today, the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, as follows.

1.	Reason for the Repurchase

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding its stockholders.  In consideration of its financial condition and the price of its common stock, among other things, Sony has decided to repurchase its own shares.

2.	Details of Matters Relating to the Repurchase

（1）	Class of shares to be repurchased	Common stock of Sony
（2）	Total number of shares to be repurchased	30 million shares (maximum） （2.36% of total number of shares issued and outstanding (excluding treasury stock))
（3）	Total purchase price for repurchase of shares	100 billion yen（maximum）
（4）	Period of repurchase	February 12, 2019 to March 22, 2019
（5）	Method of repurchase	Open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

Depending on market trends and other factors, all or part of the planned repurchase may not be completed.

(For reference) Status of treasury stock as of December 31, 2018

Total number of shares issued and outstanding (excluding treasury stock)	1,269,539,576 shares
Number of treasury stock	1,167,866 shares

End of document